NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2015
(Confidential)

Assets		
Cash and cash equivalents	$	24,996,707
Receivable from NYLIFE Distributors LLC		1,989,706
Commissions receivable		5,212,796
Fee income receivable		391,474
Other receivables		240,178
Prepaid expenses and other assets		1,745,570
Deferred tax asset		726,257
Total assets	$	35,302,688
Liabilities and Member's Equity		
Payable to New York Life Insurance Company	$	3,268,076
Payable to Eagle Strategies LLC		229,944
Accrued commission expense		4,765,705
Accrued litigation expense		467,589
Federal income taxes payable to New York Life Insurance Company		1,840,692
Securities sold not yet purchased		176,594
Other accrued liabilities		11,746
Total liabilities		10,760,346
Commitments and contingencies (See Note 11)		
Total member's equity		24,542,342
Total liabilities and member's equity	$	35,302,688

The accompanying notes are an integral part of these financial statements.